UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Adjustment of Conversion Price, Exercise Price of Preemptive Rights, and Exchange Price

1. Type		Adjustment of exchange price
2. Class of Bonds		Foreign currency denominated exchangeable bonds (Issued September 1, 2021)
- Listing of Warrants		Not applicable
3. Details of Adjustment	Series No.	Pre-adjustment price (KRW)	Post-adjustment price (KRW)
	-	494,450	486,539
4. Changes in Securities	Series No.	Total par value (electronic registration) of non-exercised securities (KRW)	Number of shares available for conversion, exercise, and exchange before adjustment (shares)	Number of shares available for conversion, exercise, and exchange after adjustment (shares)
	-	1,449,965,088,000	2,932,480	2,980,162
5. Reasons for Adjustment		Adjustment of exchange price following cash dividend of POSCO
6. Basis and Method for Adjustment

1) Grounds for adjustment: Adjustment of the exchange price following cash dividends

-In the event of any reasons for adjustment of the exchange price, such as capital increase without consideration, stock split, reverse stock split, change of stock class, issuance of options or warrants to shareholders, stock dividends, cash dividends, issuance of new shares below market price, etc., the exchange price will be adjusted according to the relevant bond conditions.

2) Method of adjustment

Post adjustment adjusted price = Pre adjustment adjusted price X[(*Current market price - Cash dividends equivalent to 1 share)/*Current market price]

7. Effective Date of Adjusted Price		2021-10-01

8. Date of Board Resolution (Decision Date)		-
- Attendance of Outside Directors	Present (No.)	-
	Absent (No.)	-
- Attendance of Auditors(members of Audit Committee)		-
9. Other references useful for making investment decisions

- “Total par value (electronic registration) of non-exercised securities (KRW)” of “4. Changes in Securities” above was converted into KRW by applying the standard exchange rate (standard exchange rate of 1,360.32 won/EUR announced by Seoul Foreign Exchange Brokerage Co., Ltd. on August 13, 2021).

- Current market price = Amount obtained by taking an arithmetic average of the closing prices of 20 trading days until the immediately preceding trading day, including the immediately preceding trading day of the date started, with the trading day immediately preceding the date of disclosure of the initial dividend being the date started

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO

(Registrant)

Date: November 12, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office